26th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

June 5, 2023

CONFIDENTIAL

Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Amy Geddes Theresa Brillant Scott Anderegg Lilyanna Peyser

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 17, 2023

Dear Ms. Geddes, Ms. Brillant, Mr. Anderegg and Ms. Peyser:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 12, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 17, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2022, and (ii) other information and data to reflect recent developments.

PARTNERS:    Pierre-Luc Arsenault[3] | Manas Chandrashekar[5] | Lai Yi Chau | Michelle Cheh[6] | Yik Chin Choi | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs[5] | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan[7] | Nicholas A. Norris[5] | Paul S. Quinn | Louis A. Rabinowitz[3] | Fergus A. Saurin[5] | Jesse D. Sheley# | Yusang Shen | Wenchen Tang[3] | Peng Yu3 | Jacqueline B.N. Zheng[3,5] | Yu Zheng[3]

REGISTERED FOREIGN LAWYERS:    Gautam Agarwal[5] | Joseph R. Casey[9] | Yuxin Chen[3] | Ju Huang[3] | Ding Jin[3] | Ming Kong[3] | Cori A. Lable[2] | Nicholas Tianchia Liew[5] | Min Lu3 | Bo Peng[8] | Shinong Wang[3] | Jodi K. Wu9 | David Zhang[3] | Xiang Zhou[3] | Ling Zhu[3]

ADMITTED IN:    [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia);[7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 2	[Confidentiality]

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated April 12, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1 filed March 17, 2023

Prospectus Cover Page, page i

1.	Please disclose the name of your auditor and the location of its headquarters. Also disclose how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

2.	Please augment your description of how cash is transferred through your organization to include cross-references to the condensed consolidating schedule and consolidated financial statements, as well as to the comparable discussions in the Prospectus Summary, the Summary of Risk Factors, and specifically identified risk factors.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

3.	We note your disclosure that you “face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti- monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information.” Please revise to provide more detail as to how recent statements and regulatory actions by China’s government related to the use of variable interest entities, data security and anti-monopoly concerns have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, or supplementally confirm that they have and will not have any such impact.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 3	[Confidentiality]

Prospectus Summary, page 1

4.	We note your statement on pages 1, 104 and 118 that you “are actively exploring opportunities in areas such as esports education and training, fan universe (B2C monetization and metaverse), NFTs, esports real estate and IP licensing.” If true, please revise to clarify that you do not currently have plans or agreements in place regarding such possible opportunities, and that you do not know if or when you might ever have plans or agreements in place regarding such opportunities.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 113 and 127 of the Revised Draft Registration Statement.

5.	We note your statements throughout the prospectus that you have the “most expansive global footprint in the world.” Please revise to provide the basis for such statement, or characterize it as management's belief and the basis for such belief.

The Company acknowledges the Staff's comment and has revised the disclosure on pages 1, 113 and 127 of the Revised Draft Registration Statement in response to the Staff's comment to the following: “We are a leading esports organization with the most expansive global footprint by virtue of our operations across Asia, Europe and South America, according to Frost & Sullivan.” The revised statement clarifies the criteria on which this statement is based, namely, the number of continents where the Company has operations. In addition, this statement is acknowledged by and included in the industry report commissioned by the Company and prepared by Frost & Sullivan, an independent research firm. As such, reference to Frost & Sullivan is included in the revised statement to identify the source of information.

6.	Please revise the diagram on page 8 or the footnotes thereto to identify the entities and natural persons who own Seventh Hokage, xiaOt Sun Holdings, Diglife, Tolsona, Nyx Ventures, and Shanghai Yuyun Management Partnership; the minority interests in the four identified subsidiaries of the VIE; and the approximate number and general nature of the “Other Existing Shareholders” of the holding company.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 9 and 80 of the Revised Draft Registration Statement

7.	We note your disclosure on pages 8 and 9 regarding permissions and approvals required by the CAC and the CSRC. Please revise to disclose each other permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all such requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. It appears that you did not rely on an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors; if true, state as much and explain why such an opinion was not obtained. With respect to your disclosure about the Trial Measures, please affirmatively state that you are subject to the Trial Measures, further describe the filing requirements and any timing considerations, and update to explain where you are in the CSRC review process.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 9, 10 and 11 of the Revised Draft Registration Statement.

Summary of Risk Factors, page 2

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 4	[Confidentiality]

In response to the Staff’s comment, the Company has added the requested disclosure on page 4 of the Revised Draft Registration Statement.

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions ..., page 40

9.	Revise this risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 42 and 43 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Doing Business in China, page 44

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the requested disclosure on page 46 of the Revised Draft Registration Statement.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 5	[Confidentiality]

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page 81

11.	We note your presentation of pro forma information to give effect to the acquisition of Ninjas in Pyjamas that occurred on January 10, 2023. Please tell us how your presentation complies with Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 through 89 of the Revised Draft Registration Statement. The revised pro forma condensed combined financial information included in the Revised Draft Registration Statement has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” consisting of (i) introductory paragraphs setting forth the description as required by Rule 11-02(a)(2) of Regulation S-X, (ii) pro forma combined balance sheet as of December 31, 2021 and 2022, (iii) pro forma combined statements of comprehensive loss for the years ended December 31, 2021 and 2022, and (iii) the accompanying explanatory notes. The Company has also made appropriate changes elsewhere in the Revised Draft Registration Statement regarding the pro forma information. The Company respectfully advises the Staff that the aforementioned revised pro forma information complies with Rule 11-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

12.	We note your disclosure, “[w]e experienced robust growth in our net revenues, which increased from US$5.7 million in 2020 to US$31.8 million in 2021. We recorded gross profit of US$0.9 million in 2020 and gross loss of US$0.6 million in 2021, representing gross profit margin of 16.6% and gross loss margin of 1.9%, respectively.” Please revise this section to elaborate upon and explain the downward trend in your gross profit from fiscal year ended 2020 to 2021. Discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 96 and 97 of the Revised Draft Registration Statement.

13.	We note that your disclosure does not discuss the impact of Covid-19 on your business. To the extent applicable, please amend your disclosure to provide a more detailed discussion and quantification of the effects of COVID-19 on your business.

In response to the Staff’s comment, the Company has added the requested disclosure on page 91 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations, page 84

14.	We note your tabular presentation here presents the results of operations for NIP Group for fiscal 2020 and 2021, and a column for the pro forma results of operation reflecting the combined results of NIP Group and Ninjas in Pyjamas. Please revise your tabular presentation here and throughout MD&A to also include a column that presents the results of Ninjas in Pyjamas. Additionally, please note that the pro forma information presented should be consistent with Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 92 and 93 of the Revised Draft Registration Statement.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 6	[Confidentiality]

Results of Operations, page 87

15.	Please provide a reconciliation of the revenue and cost of revenue amounts discussed in your results of operations to the net revenue from third parties and related parties line items and cost of revenue provided by third parties and related parties line items presented on the Consolidated Statement of Operations and Comprehensive Loss. Additionally, please discuss the gross profit generated by third parties and the gross loss generated from related parties.

In response to the Staff’s comments, the Company respectfully advises the Staff that it identifies, based on the requirements of ASC 850 Related Party Disclosures, whether a customer or supplier is a related party. If a customer or supplier qualifies as a related party under ASC 850 Related Party Disclosures, the Company will disclose transactions with such related parties as related party transactions.

Net revenue from related parties represents net revenue generated by the Company from the services provided to its related party customer, whereas cost of revenues to related parties represents cost of the Company for the services provided by its related party supplier, as opposed to cost of the Company for the services provided to those related party customer from whom the revenue was generated.

These net revenues from, and cost of revenues to related parties are true, accurate, and are in line with the fair market practices, and those of the Company’s third-party customers and suppliers. Therefore, the Company did not reconciliate the revenue and cost of revenue amounts discussed in its results of operations to the net revenue from third parties and related parties line items and cost of revenue provided by third parties and related parties line items presented on the Consolidated Statement of Operations and Comprehensive Loss. Rather, the Company matched the net revenue and cost of revenue, and discussed gross profit under its three business segments, which the Company believes will better present its true and accurate results of operation to the investors. If the Company reconciliate the results of options to the Consolidated Statement of Operations and Comprehensive Loss, the gross profit from related parties and third parties, calculated by deducting cost of revenues from net revenues of such related parties and third parties, will not reflect the true and accurate gross profit from these parties with matching revenue and cost, which will give rise to investor confusion.

Management

Compensation of Directors and Executive Officers, page 145

16.	Please update this information for the most recently completed fiscal year.

In response to the Staff’s comment, the Company has added the requested disclosure on page 156 of the Revised Draft Registration Statement.

Financial Statements of NIP Group Inc. (formerly known as ESVF Esports Group Inc.) as of and for the Year Ended December 31, 2021

Organization and Principal Activities

History of the Group and Basis of Presentation for the Reorganization Reverse Acquisition, Reorganization, page F-9

17.	We note your disclosures under the headers “Reverse Acquisition” and “Reorganization” within this note that, on March 18, 2021, Wuhan ESVF and Shenzhen VF completed a Reverse Acquisition, with Shenzhen VF as the accounting acquirer, and Shenzhen VF deemed to be the predecessor for accounting purposes, and that the historical financial statements of Shenzhen VF became the Group’s historical financial statements for periods prior to the consummation of the Reverse Acquisition. We also note your disclosure within this note that the transaction of the reorganization was determined to be a recapitalization with lack of economic substance, and therefore was accounted for in a manner similar to a common control transaction with the financial information of the Group presented on a carryover basis for all periods presented. Finally, we also note the disclosure in Note 3 on page F-28 that this same transaction is being treated as a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805, with Shenzhen VF deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results being included at their historical carrying values, and the assets and liabilities of Wuhan ESVF were recorded at fair value as of the date of the transaction. Please reconcile this apparent disparity in accounting treatment.

In response to the Staff’s comments, the Company respectfully advice the Staff that the Reverse Acquisition and the Reorganization are two separate transactions completed on March 18, 2021 and July 30, 2021, respectively, that were accounted for with different applicable methods for each transaction.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 7	[Confidentiality]

Upon the consummation of the Reorganization, the financial information of the Group has presented on a carryover basis for all periods presented as a result of changing reporting entity from Shenzhen VF to the Company. While in the Reverse Acquisition, a transaction separately from the Reorganization, Shenzhen VF (accounting acquirer) acquired Wuhan ESVF (accounting acquiree) and accounted by using acquisition method under ASC 805, with the assets and liabilities of Wuhan ESVF recorded at fair value as of the date of the transaction and net revenue and net loss arising from acquisition of Wuhan ESVF made in period from acquisition date to December 31, 2021 included in the Group’s consolidated income statement for the year ended December 31, 2021.

Note 2 - Summary of Significant Accounting Policies (m) Revenue Recognition

Talent Management Service

Provided by third-party online entertainers, page F-22

18.	Please provide your analysis that determines revenue earned for talent provided by third party online entertainers should be recognized on a gross basis. Refer to ASC 606-10-55- 36 through 40. Include in your response the specific services the third parties provide, and how you are involved in stipulating how these services are provided.

In response to the Staff’s comments, the Company respectfully advise the Staff that management conducted an analysis of revenue earned on a gross basis or net basis for talent provided by third party online entertainers.

The third-party online entertainers are small social media celebrities who provide real-time commentary on esports games and tournaments, or who play and narrate esports games themselves, or narrate on the gameplay of other gamers, or perform other talent show through online platform.

The Group provides live stream services to online platform operators, and the services include a) recommending its guild broadcasters to provide live stream on platform; b) providing live stream management service to broadcasters, including training broadcasters and monitoring the live stream content.

According to ASC 606-10-55-36 through 40, the Group regards itself as a principal and recognizes revenue on a gross basis based on below considerations:

1.	The Group is the primary obligator in the service contract with the customers. The online entertainers are registered as the members of association (“guild”) established by the Group, the online entertainers are not able to directly provide live stream on platform without the guild’s recommendation, and platform operators do not take the initiative to seek any online entertainers. In addition, it is the Group’s obligation to provide management service to online entertainers, including training to the online entertainers.

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 8	[Confidentiality]

2.	The contract with customer also stipulates that the Group is responsible for any breach of contract, as well as the breach by third-party broadcasters. Thus, the Group assumes the inventory risk.

3.	Furthermore, in practice, there are multiple online entertainers in the Group’s guild, that brings the Group an advantage in establishing the pricing with the customers. Meanwhile, online entertainers are not able to raise any objection to the pricing of the service contracts. Therefore, the Group has the latitude in establishing the price with both customers (online platforms) and suppliers (third-party broadcasters) and deciding the remaining profit margin.

General

19.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

*                            *                            *

Division of Corporation Finance Office of Trade & Services June 5, 2023 Page 9	[Confidentiality]

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP